EXHIBIT 21
                                                                    ----------



News Release
C-98006


Media Contacts:
Hitachi                 Terry Kubo    (914) 333-2902
Texas Instruments       Leslie Price  (972) 480-6888
(Please do not publish these numbers.)

          Hitachi and Texas Instruments End Joint-Venture Arrangement
                 Operation Becomes TI Wholly Owned Subsidiary

      DALLAS (February 9, 1998) -- Hitachi, Ltd. and Texas Instruments Incorporated (NYSE: TXN) today announced plans to discontinue their joint-venture arrangement for the production of dynamic random access memory (DRAM) chips in Richardson, Texas. TI intends to form a new wholly owned subsidiary which would purchase the assets of the joint-venture company, known as TwinStar Semiconductor Incorporated, and would hire all the former joint-venture employees.

      "This is a unique action that gives TI maximum flexibility in determining the best solution in the long run for this excellent facility," said Richard K. Templeton, president of TI's semiconductor group. "TwinStar's state of the art fab is capable of .25 micron technology, and has an experienced workforce well-trained in advanced manufacturing."

      Hitachi and Texas Instruments decided to discontinue the joint venture because of severe financial pressures on TwinStar, which began operations in 1996, just as DRAMs began an unprecedented and unforeseen price decline. The decline prevented TwinStar from building the adequate cash reserves necessary to sustain ongoing operations and invest in future growth.

      "This difficult decision was driven by a number of factors impacting the DRAM business," said Tadashi Ishibashi, executive managing director of Hitachi. "With the combination of severe price declines and overcapacity in the DRAM market, this action was the best solution for all concerned."

      Under the plans, the legal entity known as TwinStar Semiconductor would be dissolved by the end of the first quarter, with the operations transferring to the new TI subsidiary. In connection with these actions, both Hitachi and TI expect to recognize special charges.

      "As we noted in TI's fourth-quarter report, we continue to make improvements in technology to offset some of the financial pressures faced by joint-venture manufacturing operations in the current DRAM environment," Templeton said. "Additionally, TI and other joint-venture shareholders continue to explore further measures with respect to the joint-venture structures."

      Hitachi and TI announced plans to build the joint-venture facility in August of 1994 for the purpose of producing 16- and 64-megabit DRAMs. All chips produced by the joint venture have gone directly to Hitachi and TI for sale to their respective customers.

      Hitachi and TI have been cooperating on memory-chip research and development projects since 1988 when they teamed to share technology related to the 16-megabit DRAM. Cooperation was extended in 1991 and again in 1993 to jointly develop 64- and 256-megabit DRAMs. These proposed actions have no effect on these or other existing development agreements.

      The two companies each hold a 36.4 percent equity interest in the facility, with the remaining equity interest held by other investors. The proposed actions are contingent upon approval of TwinStar's stockholders and lenders and Hart-Scott-Rodino antitrust review.